SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD RESERVE INC.

(Name of subject company (Issuer))

RUSORO MINING LTD.

(Names of Filing Persons (Offerors))

Class A Common Shares	38068N108
(Title of classes of securities)	(CUSIP number of common stock)

John H. Riley, Esq.

Gersten Savage LLP

600 Lexington Avenue

9th Floor

New York, NY 10022

(212) 752-9700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Jonathan A. Van Horn, Esq.	Michael Kennedy
Dorsey & Whitney, LLP	Anfield Sujir Kennedy & Durno
Suite 1500	Barristers & Solicitors
50 South Sixth Street	1600 - 609 Granville Street
Minneapolis, MN 55402	Pacific Centre, Vancouver, B.C., V7Y 1C3
(612) 340-2600	(604) 669-1322

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$67,296,528.90	$2,644.75

(1)  Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction valuation is equal to the product of (a) $0.30, which is the average of high and low sale prices of Gold Reserve Class A common shares as reported on the NYSE Alternext US LLC, the principal trading market for Gold Reserve Class A common shares, on December 11, 2008, and (b) the sum of (i) 74,072,185, which is the estimated number of outstanding Gold Reserve Class A common shares as of November 12, 2008 (assuming full conversion or exercise, prior to the Expiry Time of the Offer period, of all outstanding and exercisable options and convertible Gold Reserve Notes for or into Gold Reserve Class A common shares), and (ii) 701,736, which is the estimated number of Gold Reserve Equity Units outstanding as of November 12, 2008, multiplied by (c) the exchange ratio of 3 Rusoro common shares for each Gold Reserve share and Gold Reserve Equity Unit.

(2)  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,644.75	Filing Party:	Rusoro Mining Ltd.

Form of Registration No.:	Form F-10	Date Filed:	December 15, 2008

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1

☐   issuer tender offer subject to Rule 13e-4

☐   going private transaction subject to Rule 13e-3

☐   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Rusoro Mining Ltd., a corporation existing under the Business Corporations Act (British Columbia (“Rusoro”). This Schedule TO relates to the offer (the “Offer”) by Rusoro to purchase all of the issued and outstanding Class A common shares (the “Gold Reserve Shares”) of Gold Reserve Inc. (“Gold Reserve”) and all of the issued and outstanding equity units (the “Gold Reserve Equity Units” and together with the Gold Reserve Shares, the “Gold Reserve Equity”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Gold Reserve, and including any Gold Reserve Equity that may become issued and outstanding after the date of this Offer but prior to expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights) that are convertible into or exchangeable or exercisable for Gold Reserve Equity. Each Gold Reserve Equity Unit is comprised of one Gold Reserve Class B common share and one common share of Gold Reserve Corporation, a wholly owned subsidiary of Gold Reserve, which Equity Units are convertible into Gold Reserve Shares on a one-for-one basis.  Each eligible holder of Gold Reserve Equity will receive 3 Rusoro common shares for each Gold Reserve Share or Gold Reserve Equity Unit validly tendered to the Offer.  The Offer is subject to the terms and conditions set forth in Rusoro’s Offer to Purchase and Circular dated December 15, 2008 (the “Offer and Circular”) and related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) respectively.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

Item 3. Identity and Background of Filing Person

In the past five years, to the best knowledge of Rusoro, none of the persons listed in Schedule “B” to the Offer and Circular or the persons controlling Rusoro, if and as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Except as described in the Offer and Circular, during the past two years there have not been any negotiations, transactions or material contacts between Rusoro or any of its subsidiaries or, to the best knowledge of Rusoro, any of the persons listed in Schedule “B” to the Offer and Circular, or any person controlling Rusoro, if and as applicable, on the one hand, and Gold Reserve or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 8. Interest in Securities of the Subject Company

Except as described in the Offer and Circular, neither Rusoro nor, to the best knowledge of Rusoro, any of the persons listed in Schedule “B” to the Offer and Circular, or any person controlling Rusoro, if and as applicable, or any associate or majority-owned subsidiary of Rusoro or any of the persons listed in Schedule “B” to the Offer and Circular, beneficially owns any equity security of Gold Reserve; and except as described in the Offer and Circular, none of Rusoro or, to the best knowledge of Rusoro, any of the persons listed in Schedule “B” to the Offer and Circular, or any person controlling Rusoro, if and as applicable, any associate or majority-owned subsidiary of Rusoro, has effected any transaction in any equity security of Gold Reserve during the past 60 days.

Item 12. Exhibits

Exhibit	Description

(a)(1)(A)	Offer and Circular, dated December 15, 2008 (filed herewith).

(a)(1)(B)	Letter of Transmittal (filed herewith).

(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith).

(a)(1)(D)

Annual Information Form for the year ended December 31, 2007 dated December 12, 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(E)

Audited Consolidated Financial Statements, including the notes thereon, and together with the auditors’ report, as at December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, reconciled to U.S. GAAP (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(F)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(G)

Management Information Circular dated August 8, 2008 for Rusoro’s 2008 Annual Meeting of Shareholders held on September 12, 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(H)

Unaudited Interim Consolidated Financial Statements, including the notes thereon, as at September 30, 2008 and December 31, 2007 and for the three months and the nine months ended September 30, 2008 and 2007, reconciled to U.S. GAAP (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(I)

Management’s Discussion and Analysis of Financial Condition and Results of Operations as at September 30, 2008 and for the three months and the nine months ended September 30, 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(J)

Material change report dated July 20, 2008 announcing Rusoro’s partnering with the Venezuelan Government for gold mining opportunities and the completion of the acquisition of the Hecla-Venezuela assets, being the Block B – Isidora mining leases and the La Camorra mill facility in Bolivar State, Venezuela (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(K)

Material change report dated July 11, 2008 announcing the grant by Rusoro of 4,160,000 incentive stock options to various directors, officers, employees and consultants (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(L)

Material change report dated July 11, 2008 announcing the grant by Rusoro of an additional 12,125,000 incentive stock options to directors, officers, employees and consultants (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(M)

Material change report dated June 29, 2008 announcing the closing of the second tranche of its financing to acquire certain Venezuelan assets of Hecla Mining Company (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(N)

Material change report dated June 20, 2008 announcing that Peter Hambro Mining Plc. has agreed to make an investment in Rusoro and its affiliates as part of its senior securities exchangeable loan, with the remainder of the loan being funded by a syndicate (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(O)

Material change report dated June 2, 2008 announcing previously unreleased drill results for all outstanding holes from 2007 and additional results from the first quarter of 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(P)

Material change report dated May 26, 2008 announcing the appointment of Mr. Matias Herrero as Vice President (Finance) and Gary Warnecke as interim Chief Financial Officer (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(Q)

Form 51-102F4 Business Acquisition Report (amended and restated) dated February 13, 2008 in respect of the Gold Fields Netherlands Services B.V. Business Combination (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(5)(A)	Press Release, dated December 15, 2008 relating to the launch of the Offer (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(a)(5)(B)

Notice of Offer to Purchase all the outstanding Gold Reserve Equity of Gold Reserve Inc. by Rusoro Mining Ltd. (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(a)(5)(C)	Investor Presentation (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(g)(1)	Information Agent Line Brief (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUSORO MINING LTD.
(Registrant)

By:	/s/ Andre Agapov
Andre Agapov
Chief Executive Officer

Date: December 15, 2008

Exhibit Index

Exhibit	Description

(a)(1)(A)	Offer and Circular, dated December 15, 2008 (filed herewith).

(a)(1)(B)	Letter of Transmittal (filed herewith).

(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith).

(a)(1)(D)

Annual Information Form for the year ended December 31, 2007 dated December 12, 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(E)

Audited Consolidated Financial Statements, including the notes thereon, and together with the auditors’ report, as at December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, reconciled to U.S. GAAP (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(F)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(G)

Management Information Circular dated August 8, 2008 for Rusoro’s 2008 Annual Meeting of Shareholders held on September 12, 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(H)

Unaudited Interim Consolidated Financial Statements, including the notes thereon, as at September 30, 2008 and December 31, 2007 and for the three months and the nine months ended September 30, 2008 and 2007, reconciled to U.S. GAAP (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(I)

Management’s Discussion and Analysis of Financial Condition and Results of Operations as at September 30, 2008 and for the three months and the nine months ended September 30, 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(J)

Material change report dated July 20, 2008 announcing Rusoro’s partnering with the Venezuelan Government for gold mining opportunities and the completion of the acquisition of the Hecla-Venezuela assets, being the Block B – Isidora mining leases and the La Camorra mill facility in Bolivar State, Venezuela (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(K)

Material change report dated July 11, 2008 announcing the grant by Rusoro of 4,160,000 incentive stock options to various directors, officers, employees and consultants (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(L)

Material change report dated July 11, 2008 announcing the grant by Rusoro of an additional 12,125,000 incentive stock options to directors, officers, employees and consultants (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(M)

Material change report dated June 29, 2008 announcing the closing of the second tranche of its financing to acquire certain Venezuelan assets of Hecla Mining Company (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(N)

Material change report dated June 20, 2008 announcing that Peter Hambro Mining Plc. has agreed to make an investment in Rusoro and its affiliates as part of its senior securities exchangeable loan, with the remainder of the loan being funded by a syndicate (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(O)

Material change report dated June 2, 2008 announcing previously unreleased drill results for all outstanding holes from 2007 and additional results from the first quarter of 2008 (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(P)

Material change report dated May 26, 2008 announcing the appointment of Mr. Matias Herrero as Vice President (Finance) and Gary Warnecke as interim Chief Financial Officer (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(1)(Q)

Form 51-102F4 Business Acquisition Report (amended and restated) dated February 13, 2008 in respect of the Gold Fields Netherlands Services B.V. Business Combination (incorporated herein by reference to Rusoro’s Registration Statement on Form F-10 filed with the Commission on December 15, 2008).

(a)(5)(A)	Press Release, dated December 15, 2008 relating to the launch of the Offer (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(a)(5)(B)

Notice of Offer to Purchase all the outstanding Gold Reserve Equity of Gold Reserve Inc. by Rusoro Mining Ltd. (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(a)(5)(C)	Investor Presentation (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).

(g)(1)	Information Agent Line Brief (incorporated herein by reference to Rusoro’s filing pursuant to Rule 425 filed with the Commission on December 15, 2008).